

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2015

<u>Via E-mail</u>
Ezra Green
Chief Executive Officer
Spiral Energy Tech., Inc.
5510 Merrick Road
Massapequa, NY 11758

> **Re: Spiral Energy Tech., Inc.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2015**
> **File No. 333-183360**

Dear Mr. Green:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1. Please revise your disclosure to indicate that the selling shareholders are "underwriters" who will sell at a fixed price for the duration of the offering. The shares that you are registering for resale were issued in 2010, 2011 and 2012 while the company was a shell company as the term is defined in Securities Act Rule 405. As a result, the Rule 144 safe harbor from the definition of an "underwriter" is not available for your selling shareholders, including in the context of a registered offering. For additional guidance, please see Question 137.01 of the Securities Act Rules Compliance and Disclosure Interpretations available on our website, and refer to comment one of our letter dated January 13, 2014.

2. Please note that you are required to file a marked copy of an amendment on EDGAR pursuant to Rule 310 of Regulation S-T. Please ensure that you file a marked copy of future pre-effective amendments to the registration statement. Refer to Rule 472(a) of Regulation C and comment 1 of our letter dated September 3, 2013.

3. As the number of shares subject to registration has changed, please provide an updated Calculation of Registration Fee table with your next amendment.

Prospectus Summary, page 2

SkyPorts Drone Support Technology, page 2

4. You repeatedly state that developing the SkyPort technology is your primary focus, and that the XTRAX technology is your secondary focus. Please revise to make apparent what these designations mean in terms of your business plan.

XTRAX® Remote Monitoring System, page 3

5. Please revise to make apparent, here and elsewhere as necessary, that Ragonap's royalty equal to 10% of your profit from the use of the XTRAX patent is limited to $250,000, as disclosed on page F-13. Please also clarify what balance of the $250,000 remains and how you applied the 66,668 Endeavor shares issued to Ragonap "as its 10% royalty" toward this amount.

6. You state in the final paragraph on page 3 that Spiral must rely on financing from Fuse, sales of Endeavor's stock, and other identified sources due to its own limited operating capital . Please revise to disclose that there is no assurance that financing will continue to be available from these sources, and provide disclosure of this risk under "We will likely require up to $1,500,000 in the next 12 months . . ." on page 6.   Please also disclose the market value, based on a recent share price, of your remaining 299,994 shares of Endeavor's common stock.   Please also clarify the nature of the "license fees from Endeavor". We assume that you are referring to the 20% royalty the Endeavor must pay you from its net revenues from Enforcement Activities and Sales Transactions, discussed in the preceding paragraph on page 3. Please clarify the nature of these "license fees."

Special Note Regarding Forward Looking Statements, page 5

7. You state twice that you "do not undertake any obligation to publicly update or revise any forward-looking statements." Please revise your disclosure to clarify that you will do so as required by applicable law. Please refer to comment 19 of our letter dated September 12, 2012.

Risk Factors, page 6

8. Please include a risk factor discussing any conflicts of interest that may arise by virtue of Messrs. Green and Stevenson's positions with Fuse, Northern Wind Energy, Carbon 612 Corporation, and Greentech Investors Forum, as well as any limitations on the amount of time that they may be able to devote to Spiral as a result of these positions.

9. Please include a risk factor discussing the difficulties that you may have in implementing

your business plan, which focuses heavily on developing technology, in light of Mr. Green's lack of a relevant technical background and your company not having spent any funds on research and development to date.

10. You disclose on page 24 that other companies use the same technology as is used in your XTRAX system in their solar and other installations. If material, please include a risk factor discussing the implications of this fact. Please also provide disclosure regarding this fact in the competition portion of your Business section.

Risks Relating to our Business, page 6

Our independent registered public accounting firm has issued an opinion on our financial … page 6

11. Please revise to clarify that your auditor's opinion states that your losses since inception, insufficient revenue to cover operating costs or develop your operating plan, accumulated deficit and possible inability to raise further equity all raise substantial doubt about your ability to continue as a going concern.

If we are unable to protect our patented technologies, our business could be harmed, page 7

12. Please revise to disclose the risks raised by the fact that Endeavor may license the XTRAX patent to potential competitors, and that Endeavor's interest in the XTRAX patent may be different from yours.

13. In the final paragraph under this heading you refer to various agreements that you have entered into with employees, consultants, corporate partners and advisors. Please file any material agreements. In this regard, we note your reference to Mr. Green's assignment of his patent application for the SkyPort technology to you on page 21, but that no assignment agreement has been filed in the exhibit list.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Share Issuances, page 15

14. You state in the penultimate sentence on this page that on September 8, 2014 the Board of Directors determined that Mr. Bhansali's shares should vest immediately. Please describe the "qualifying event" that caused the shares to vest.

Results of Operations, page 16

15. Please describe in greater detail the reasons for changes in revenues and operating

expenses from period to period so that your MD&A will help investors better understand whether historical results are indicative of future performance. See Instruction 3 to Item 303 of Regulation S-K. For example, please elaborate on the facts and circumstances of your receipt of the royalty in June 2014 so that investors may understand whether this was a one-time event or whether this source of revenue may be ongoing. Similarly, please revise to clarify the drivers behind the increases in professional fees, and general and administrative expenses, in the interim periods ended September 30, 2014 and for the year ended December 31, 2013. Please consider this comment in drafting your MD&A for fiscal year ended December 31, 2014 as well.

Liquidity and Financial Condition, page 18

16. You state on page 19 that it will be necessary to raise $1.5 million in funds through the sale of common stock or through convertible notes in order to fully implement your business plan in the next twelve months. Revise to disclose whether you have any such sales imminently planned. Revise to disclose whether your new management/ownership has committed to provide loans in the absence of such debt or equity issuances.

Limited Operating History; Need for Additional Capital, page 19

17. Please expand your disclosure here to indicate the extent to which you are using cash in your operations on a monthly basis, how much is needed to meet your obligations over the next twelve months in addition to the amount needed to fully implement your business plan over that period, and to describe the milestones or timelines to commencement of your intended operations. Please include disclosure of your needed capital by identifying the steps that will need to be complete to implement your business plan, including the categories of anticipated expenses and the projected timeline for each step. Consider including the information in tabular format. We note that such disclosure was included in your previous amendments. Please refer to comment 17 of our letter dated September 12, 2012.

Business, page 20

18. Please revise to disclose how you propose to distribute your products. For example, you state on page 22 that you intend to distribute and install your XTRAX systems on all new sub-100kW systems in the United States, but it is unclear how you intend to accomplish this goal. Please see Item 101(h)(4)(iii) of Regulation S-K.

19. Please revise to state with specificity what the current status of your announced products is. Please refer to Item 101(h)(4)(iii). It is unclear what stage of development your SkyPorts technology is in, or the current status of your previously announced MAXTRAX product. Similarly, you do not make apparent that you have yet to design the circuit board for your XTRAX system until page 22, making it difficult for an investor to understand how far from market your product may be.

Background, page 20

20. Your disclosure indicates that you are incorporated in the State of Nevada. Please note that a search of the Nevada Secretary of State's website, http://nvsos.gov, identifies your company's status as in "Default," and that your business license expired on January 31, 2015. Please explain, and include risk factor disclosure regarding your expired business license as appropriate. Note as well that in order for counsel to opine that the shares registered for resale are validly issued, you must validly exist under the laws of the jurisdiction in which you are incorporated.

SkyPorts Drone Support Technology, page 20

21. Please revise to describe your SkyPorts technology so that an investor may clearly understand how the product would function. It is unclear, for example, whether your technology will be compatible with current models of drones, whether current drones would require modification to use your technology or whether manufacturers would need to produce new models of drones compatible with your technology, whether your technology is autonomous or each SkyPort would require an attendant, how long the charging process would take, and so forth. It is similarly unclear why your customers would need to license software from you, what adaptable hardware you are referring to on page 20, or why you refer to a prototype engaging in line-of-sight flight at the bottom of that page.

Products and Services, page 20

22. Please clarify whether you have currently developed your landing pad. Please also clarify whether the landing pad is a separate product from your charging stations, and the significance of the "low-level" beacons that you refer to.

Technology, Manufacturing and Suppliers, page 20

23. You state that you have engaged hardware and software engineers, consultants and third-party manufacturers to develop SkyPort prototypes. Please disclose what arrangements you have made, and file any material contracts with these parties as exhibits. Please also disclose the names of your manufacturers, who appear to be your principal suppliers. Please refer to Item 101(h)(v).

Regulatory Approvals, page 21

24. Please clarify why FAA regulatory approvals are relevant to your proposed technology, which is not a drone and, as currently described, does not engage in any form of flight.

Competition, page 21

25. Please advise as to the basis of your statements regarding the SkySense Charging Pad, including that it is not for constant or commercial remote use and that it may have adverse effects on batteries. Please also revise to disclose, as necessary, whether your own product may also be unsuitable for constant use and may have adverse effects on batteries.

XTRAX Remote Monitoring System, page 21

Market Opportunity, page 22

26. Please clarify why your company, which produces monitors for energy sources rather than operates photovoltaic units or other renewable energy sources, would acquire RECs, as stated in the second sentence under this heading. Please also clarify what market you are referring to in the final sentence of the second paragraph under this heading, in which you state that your unit may present you "with a good opportunity to obtain significant market share."

Competition, page 22

27. Please clarify the meaning of "revenue-grade" as it is used here.

Intellectual Property, page 23

28. Please explain how Endeavor would generate revenue through "enforcement" of the patent you sold in May of 2013.

29. In the final paragraph under this heading you refer to the "Company's patent." Please revise to clarify what patent this is, as it appears that the only patent the company possessed was sold to Endeavor in May 2013.

30. Please disclose the status of Endeavor's two lawsuits that you describe here, and whether a settlement of one led to the initial royalty payment that you disclose here and elsewhere in the prospectus.

Executive Compensation, page 26

31. The (1) next to the column heading Stock Awards in your table of executive compensation appears to be in error. Please revise.

32. Please revise to provide disclosure regarding the vesting of Mr. Bhansali's outstanding

stock awards in September of 2014. Please refer to Item 402(o)(2) of Regulation S-K.

33. Please disclose all compensation that Mr. Green received for services rendered to you in all capacities. Please refer to 402(m)(1). In this regard we note your statement on page 27 that Fuse paid Mr. Green $64,000 funded by a loan from you, as well as your disclosure on page F-10 of the payment of 1 million shares of company stock, valued at $52,200, to Mr. Green on September 2, 2014 as compensation for services rendered. Neither of these payments are disclosed here or included in your summary compensation table.

Related Party Transactions, page 26

34. Please disclose your transactions with your founder Mr. Kesner and your 2010 transaction with Paradox Capital Partners, which he is the sole member and manager of. Please refer to Items 404(c) and (d)(2) of Regulation S-K and comment 19 of our letter dated September 3, 2013. In this regard, as a founder, we note that Mr. Kesner appears to be a promoter within the meaning of Rule 405.

Security Ownership of Certain Beneficial Owners and Management, page 28

35. Please revise your table under this heading, and the table of Selling Stockholders, to reflect Mr. Green's beneficial ownership of your stock by virtue of his control over Fuse.

Selling Stockholders, page 29

36. You state that the selling stockholder have not had a material relationship with you within the last three years other than as described in the footnotes to the table of selling stockholders. Please revise to note that Mr. Green is your sole executive and a director.

37. We note your footnote (1) disclosure and your Plan of Distribution Disclosure on page 31 related to the selling stockholders' ability to sell the shares under Rule 144. Please be advised that to the extent that the shares being offered by the selling stockholders constitute shares issued by a shell company, your disclosure must be revised to discuss the restrictions imposed upon resales of shell company shares pursuant to Rule 144. Refer to Rule 144(i) and comment 32 of our letter dated September 12, 2012.

December 31, 2013 Financial Statements

38. Please note the financial statement updating requirements in Article 8-08 of Regulation S-X.

September 30, 2014 Financial Statements

Note 13. Subsequent Events, page F-12

39. Please explain the accounting treatment for the merger and capital transactions on October 1, 2014, with Fuse and related parties.

40. Regarding the October 1, 2014 merger agreement with Fuse Science, please revise to address the following:

- Quantify the transaction consideration. Based on Fuse's most recent filing, it appears the acquisition was transacted all in stock.

- Explain the business purpose for why Fuse, an apparent non-shell operating company that already had a 1934 Exchange Act reporting obligation, would acquire 51% of another reporting company in an unrelated line of business.

- Explain why Fuse did not acquire 100% of the Company.

- Identify the party(ies) that own the remaining 49% of the Company.

Part II – Information Not Required in Prospectus, page 33

41. Please include the dealer prospectus delivery obligation on the outside cover page of your prospectus. Please refer to Item 502(b) of Regulation S-K.

You may contact at Jenn Do at (202)551-3743 or Terence O'Brien at (202)551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

CC: Leah Hutton, Esq. (*via E-mail*)
     Nason, Yeager, Gerson, White & Lioce, P.A.